As filed with the Securities and Exchange Commission on May 24, 2021

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-8

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

DIAMOND OFFSHORE DRILLING, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	76-0321760
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

15415 Katy Freeway

Houston, Texas 77094

(281) 492-5300

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Diamond Offshore Drilling, Inc.

2021 Long-Term Stock Incentive Plan

(Full title of the plan)

David L. Roland, Esq.

Senior Vice President, General Counsel and Secretary

Diamond Offshore Drilling, Inc.

15415 Katy Freeway, Suite 100

Houston, Texas 77094

(281) 492-5300

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copy to:

Shelton M. Vaughan, Esq.

Duane Morris LLP

1330 Post Oak Blvd., Suite 800

Houston, Texas 77056

(713) 402-3900

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Share (2)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common stock, par value $0.0001 per share	11,111,111 shares	$11.34	$125,999,999	$13,747

(1)

Plus such indeterminate number of shares of common stock, par value $0.0001 per share, of the registrant as may be offered or issued to prevent dilution resulting from stock dividends, stock splits or similar transactions in accordance with Rule 416 under the Securities Act of 1933, as amended (the “Securities Act”).

(2)

Estimated solely for the purpose of calculating the registration fee required by Section 6(b) of the Securities Act. This estimate is calculated in accordance with Rule 457(h)(1) of the Securities Act and, because there is currently no market for the common stock to be offered, is based on a price that is greater than or equal to the book value per share of such common stock as of the latest practicable date prior to the filing of this Registration Statement.

PART I

INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

The document(s) containing the information specified in Part I of this Registration Statement will be sent or given to participants in the Diamond Offshore Drilling, Inc. 2021 Long-Term Stock Incentive Plan, as specified by Rule 428(b)(1) promulgated under the Securities Act. In accordance with Rule 428 and the requirements of Part I of Form S-8, such documents need not be filed with the Securities and Exchange Commission (the “Commission”), either as part of this Registration Statement or as prospectuses or prospectus supplements pursuant to Rule 424 promulgated under the Securities Act. These documents and the documents incorporated by reference in this Registration Statement pursuant to Item 3 of Part II of this Registration Statement, taken together, constitute a prospectus that meets the requirement of Section 10(a) of the Securities Act.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Documents by Reference.

The following documents, filed by Diamond Offshore Drilling, Inc. (the “Company”) with the Commission pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), are incorporated by reference herein and shall be deemed to be a part hereof (except for any portions of Current Reports on Form 8-K furnished pursuant to Item 2.02 or Item 7.01 thereof and any corresponding exhibits thereto not “filed” for purposes of Section 18 of the Exchange Act with the Commission):

A.	The Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, as amended by the Company’s Annual Report on Form 10-K/A (Amendment No. 1) filed April 30, 2021;

B.	The Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2021;

C.	The Company’s Current Report on Form 8-K filed January 25, 2021;

D.	The Company’s Current Report on Form 8-K filed April 14, 2021;

E.	The Company’s Current Report on Form 8-K filed April 29, 2021; and

F.	The Company’s Current Report on Form 8-K filed May 13, 2021.

All documents subsequently filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act (excluding information in a Current Report on Form 8-K that is furnished and not deemed to be “filed” for purposes of Section 18 of the Exchange Act), prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated in this Registration Statement by reference and to be a part hereof from the date of filing of such documents.

Any statement contained in this Registration Statement, in any amendment to this Registration Statement or in a document incorporated by reference in this Registration Statement shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained in this Registration Statement, in any subsequently filed amendment to this Registration Statement or in any subsequently filed document that is also incorporated or deemed to be incorporated by reference in this Registration Statement modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

Item 4. Description of Securities.

The following description of the Company’s capital stock and related provisions of the Company’s Third Amended and Restated Certificate of Incorporation (the “COI”) and Second Amended and Restated Bylaws (the “Bylaws”) is only a summary and does not purport to be complete, and is qualified in its entirety by reference to, and should be read in conjunction with, the full text of the COI and Bylaws, which are filed as Exhibit 4.1 and Exhibit 4.2 hereto, respectively, and incorporated herein by reference, and the applicable provisions of the Delaware General Corporation Law (the “DGCL”).

General

The COI provides that the Company is authorized to issue 800,000,000 shares of capital stock, consisting of 750,000,000 shares of common stock, par value $0.0001 per share, and 50,000,000 shares of preferred stock, par value $0.0001 per share. As of May 21, 2021, the Company had outstanding an aggregate of approximately 100.0 million shares of common stock and no shares of preferred stock. All outstanding shares of the Company’s common stock are duly authorized, validly issued, fully paid and nonassessable.

Common Stock

Voting Rights

Subject to such preferential rights as may be granted by the Company’s Board of Directors in connection with the future issuance of preferred stock, holders of common stock are entitled to one vote for each share held on all matters on which stockholders generally are entitled to vote. Except as otherwise required by law or provided in the COI, at any annual or special meeting of stockholders, the holders of shares of common stock shall have the right to vote on all matters properly submitted to a vote of the stockholders.

Conversion, Redemption and Preemptive Rights

Holders of shares of common stock have no exchange, conversion or preemptive rights and such shares are not subject to redemption.

Liquidation Rights

Subject to the rights and preferences of any then-outstanding series of preferred stock, in the event of any liquidation, dissolution or winding up of the Company, the funds and assets of the Company that may be legally distributed to the Company’s stockholders will be distributed among the holders of the then outstanding shares of common stock pro rata in accordance with the number of shares of common stock held by each such holder.

Dividend Rights

Subject to the rights of any then-outstanding series of preferred stock, the holders of shares of common stock may receive dividends when, as and if declared by the Board of Directors in accordance with applicable law.

No Sinking Fund

The shares of common stock have no sinking fund provisions.

Preferred Stock

The following description of certain general terms of the preferred stock does not purport to be complete and is qualified in its entirety by reference to the COI, the applicable provisions of the DGCL and the certificate of designation that relates to the particular series of preferred stock.

The Company may issue preferred stock in one or more series from time to time, with each such series to consist of such number of shares and to have such powers, designations, preferences and relative, participating, optional or other rights, and the qualifications, limitations or restrictions thereof, if any, as shall be stated in the resolution or resolutions providing for the issuance of such series adopted by the Board of Directors.

It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of the Company’s shares of common stock until the Board of Directors determines the specific rights of the holders of any series of preferred stock of the Company. However, these effects might include, among others:

•	restricting dividends on the common stock;

•	diluting the voting power of the common stock;

•	impairing the liquidation rights of the common stock; and

•	delaying or preventing a change of control of the Company.

Anti-Takeover Considerations

Some provisions of Delaware law, the COI and the Bylaws summarized below could make certain change of control transactions more difficult, including acquisitions of the Company by means of a tender offer, proxy contest or otherwise, as well as removal of the incumbent directors. These provisions may have the effect of preventing changes in management. It is possible that these provisions would make it more difficult to accomplish or deter transactions that a stockholder might consider in his or her best interest, including those attempts that might result in a premium over the market price for shares of the common stock.

Number, Election and Removal of Directors

The Board of Directors consists of seven members, which may be increased from time to time by resolution adopted by a majority of the Board. The directors of the Company are classified with respect to the time for which they severally hold office into three classes, designated as Class I, Class II and Class III. Each class of directors consists, as nearly as possible, of one third of the total number of directors constituting the whole Board. The initial Class I directors will serve for a term expiring at the first annual meeting of the stockholders following April 23, 2021 (the “Effective Date”); the initial Class II directors will serve for a term expiring at the second annual meeting of the stockholders following the Effective Date; and the initial Class III directors will serve for a term expiring at the third annual meeting of the stockholders following the Effective Date. At each annual meeting of stockholders of the Company beginning with the first annual meeting of stockholders following the Effective Date, the successors of the class of directors whose term expires at that meeting will be elected to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election. Each director will hold office until his or her successor is duly elected and qualified or until his or her earlier death, resignation, disqualification or removal.

Subject to the rights of any then-outstanding series of preferred stock, the Board of Directors or any individual director may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least a majority of the voting power of all of the then outstanding shares of voting stock of the Company entitled to vote in the election of directors.

Calling of Special Meeting of Stockholders

The COI provides that special meetings of stockholders may be called only by or at the direction of the majority of the Board of Directors, the Chairperson of the Board of Directors or the Chief Executive Officer or President of the Company. Stockholders of the Company do not have the right to call special meetings.

Amendments to the Bylaws

The Bylaws may be altered, amended or repealed by the Board of Directors. The Bylaws may also be altered, amended or repealed by the affirmative vote of at least two-thirds of the voting power of all of the then outstanding shares of voting stock of the Company entitled to vote generally in the election of directors.

Other Limitations on Stockholder Actions

Advance notice is required for stockholders to nominate directors or to submit proposals for consideration at meetings of stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to the Secretary of the Company prior to the meeting at which the action is to be taken. Generally, to be timely, notice of stockholder proposals relating to an annual meeting must be received at the principal executive offices not less than 90 days nor more than 120 days prior to the date of the one-year anniversary of the immediately preceding annual meeting of stockholders. The Bylaws specify in detail the requirements as to form and content of all stockholder notices. These requirements may preclude stockholders from bringing matters before the stockholders at an annual or special meeting. The Bylaws also describe certain criteria for when stockholder-requested meetings need not be held.

Newly Created Directorships and Vacancies on the Board

Subject to the rights of any then-outstanding series of preferred stock, any vacancies on the Board of Directors or newly created directorships resulting from any increase in the number of directors will be filled by the vote of a majority of the directors then in office, even though less than a quorum, or by a sole remaining director (other than any directors elected by the separate vote of one or more then-outstanding series of preferred stock), and will not be filled by the stockholders.

Authorized but Unissued Shares

Under Delaware law, the Company’s authorized but unissued shares of common stock are available for future issuance without stockholder approval. The Company may use these additional shares of common stock for a variety of corporate purposes, including future public offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock could render more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger or otherwise.

Exclusive Forum

The COI provides that, unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (the “Court of Chancery”) (or, if the Court of Chancery lacks jurisdiction over such action or proceeding, then the federal district court for the District of Delaware or other state courts of the State of Delaware) and any appellate court therefrom shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action, suit or proceeding brought on behalf of the Company, (ii) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any director, officer or stockholder of the Company to the Company or to the Company’s stockholders, (iii) any action, suit or proceeding arising pursuant to any provision of the DGCL or the Bylaws or the COI (as either may be amended from time to time), (iv) any action, suit or proceeding as to which the DGCL confers jurisdiction on the Court of Chancery or (v) any action, suit or proceeding asserting a claim against the Company or any current or former director, officer or stockholder governed by the internal affairs doctrine.

The COI provides that, unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States will be the sole and exclusive forum for any action brought under the Securities Act and the Exchange Act.

Cumulative Voting

Delaware law permits stockholders to cumulate their votes and either cast them for one candidate or distribute them among two or more candidates in the election of directors only if expressly authorized in a corporation’s certificate of incorporation. The COI does not authorize cumulative voting.

Item 5. Interests of Named Experts and Counsel.

Not applicable.

Item 6. Indemnification of Directors and Officers.

Section 145 of the DGCL empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. A Delaware corporation may indemnify directors, officers, employees and other agents of such corporation in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the person to be indemnified has been adjudged to be liable to the corporation. Where a director or officer of the corporation is successful on the merits or otherwise in the defense of any action, suit or proceeding referred to above or in defense of any claim, issue or matter therein, the corporation must indemnify such person against the expenses (including attorneys’ fees) which he or she actually and reasonably incurred in connection therewith.

The Company’s COI, a copy of which is filed as Exhibit 4.1 hereto and incorporated herein by reference, contains provisions that provide for the indemnification of directors and officers to the fullest extent authorized or permitted by law, except that the Company is not obligated to indemnify any director or officer in connection with a proceeding initiated by such person (other than proceedings to enforce rights to indemnification) unless such proceeding was authorized or consented to by the Company’s Board of Directors.

As permitted by Section 102(b)(7) of the DGCL, the Company’s COI contains a provision eliminating the personal liability of its directors to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by the DGCL, as may be amended from time to time. The COI also provides that, to the fullest extent permitted by law, non-employee directors and their affiliates (other than the Company, any of its subsidiaries or their respective officers or employees) shall not be liable to the Company or its stockholders or to any affiliate of the Company for breach of any fiduciary duty solely by reason of the fact that such non-employee director or affiliate (A) engaged in or possessed interests in other business ventures of any type or description, including those engaged in the same or similar business activities or lines of business in which the Company or any of its subsidiaries now engages or proposes to engage, or (B) competed with the Company or any of its subsidiaries, on its own account, or in partnership with, or as an employee, officer, director or shareholder of any other person (other than the Company or any of its subsidiaries). In addition, except to the extent provided otherwise in the COI, to the fullest extent permitted by law, such persons shall not be liable to the Company or its stockholders or to any subsidiary of the Company for breach of any duty (fiduciary, contractual or otherwise) as a stockholder or director of the Company by reason of the fact that such person does not present certain corporate opportunities to the Company.

The Company’s Bylaws, a copy of which is filed as Exhibit 4.2 hereto and incorporated herein by reference, contain provisions that provide for the indemnification of officers and directors as authorized by Section 145 of the DGCL, subject to certain terms and conditions set forth therein.

The Company has entered into indemnification agreements with each of its directors and officers that generally provide for the Company to indemnify the applicable indemnitee to the fullest extent permitted by applicable law (subject to certain limitations) as well as the advancement of all expenses incurred by the director or executive officer in connection with a legal proceeding arising out of their service to the Company, in each case to the extent permitted by applicable law. In addition, as authorized by the Bylaws, the Company has an existing directors and officers liability insurance policy.

Item 7. Exemption from Registration Claimed.

Not applicable.

Item 8. Exhibits.

See the Exhibit Index which is incorporated herein by reference.

Item 9. Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of a prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

Provided, however, that the undertakings set forth in paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on May 24, 2021.

DIAMOND OFFSHORE DRILLING, INC.

By:	/s/ Scott Kornblau
Scott Kornblau
Senior Vice President and Chief Financial Officer

POWER OF ATTORNEY

Each person whose signature appears below hereby designates, constitutes and appoints each of David L. Roland and Scott Kornblau (with full power to each to act alone) as his or her true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution (the “Attorneys-in-Fact”), for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments, exhibits thereto and other documents in connection therewith) to this Registration Statement, which amendments may make such changes in this Registration Statement as any Attorney-in-Fact deems appropriate, supplements, subsequent registration statements relating to the offering to which this Registration Statement relates, or other instruments as any Attorney-in-Fact deems necessary or appropriate, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to each such Attorney-in-Fact full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as each signatory might or could do in person, and hereby ratifies and confirms all that said Attorneys-in-Fact or any of them or his, her or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in their respective capacities and on the dates indicated.

Signature	Title	Date

/s/ Bernie G. Wolford, Jr. Bernie G. Wolford, Jr.	President, Chief Executive Officer and Director (Principal Executive Officer)	May 24, 2021

/s/ Scott Kornblau Scott Kornblau	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	May 24, 2021

/s/ Dominic A. Savarino Dominic A. Savarino	Vice President and Chief Accounting & Tax Officer (Principal Accounting Officer)	May 24, 2021

/s/ Neal Goldman Neal Goldman	Chairman of the Board	May 24, 2021

/s/ John Hollowell John Hollowell	Director	May 24, 2021

/s/ Raj Iyer Raj Iyer	Director	May 24, 2021

/s/ Ane Launy Ane Launy	Director	May 24, 2021

/s/ Patrick Carey Lowe Patrick Carey Lowe	Director	May 24, 2021

/s/ Adam Peakes Adam Peakes	Director	May 24, 2021

EXHIBIT INDEX

4.1	Third Amended and Restated Certificate of Incorporation of Diamond Offshore Drilling, Inc. (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on April 29, 2021).

4.2	Second Amended and Restated Bylaws of Diamond Offshore Drilling, Inc. (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K filed on April 29, 2021).

4.3	Diamond Offshore Drilling, Inc. 2021 Long-Term Stock Incentive Plan (incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K filed on April 29, 2021)

5.1*	Legal opinion of Duane Morris LLP

23.1*	Consent of Deloitte & Touche LLP

23.2*	Consent of Duane Morris LLP (included in Exhibit 5.1)

24.1*	Powers of Attorney (set forth on the signature page to this Registration Statement)

*	Filed herewith